Filed by Marvel Entertainment, Inc.

Pursuant to Rule 425 under the

Securities Act of 1933 and deemed

filed pursuant to Rule 14a-12 under the

Securities Exchange Act of 1934 (the “Exchange Act”)

Subject Company: Marvel Entertainment, Inc.

Exchange Act File No.: 1-13638

[Email message from Isaac Perlmutter to Marvel employees on September 6, 2009]

All of us in New York were able to see Bob Iger and hear him speak on Thursday. Many people have told me that they were impressed that he was so open to questions, by his direct answers, and that he spoke about his own experience in being part of a company that was bought. He talked about his vision of the strength and opportunity that our company brings to Disney. I know that people at the Studio got to see him on Monday afternoon when he visited. I hope that everyone is starting to get as comfortable with Bob as I am.

This article is a profile of Bob. It describes Bob as I have gotten to know him. I encourage anyone who is still concerned about the merger to read this article.

Thanks,

Ike

February 5, 2007

How Bob Iger Unchained Disney

For the past year, the media-entertainment complex (aka Hollywood) has provided riveting theater. Summary firings at Viacom. (VIA) A quixotic bid to break up Time Warner (TWX ). News Corp.’s (NWS ) O.J. Simpson moment. But one entertainment colossus has been remarkably peaceful—so much so it’s easy to forget that not long ago this place was a snake pit of warring egos, board intrigue, and assorted skulduggery.

That institution, of course, is Walt Disney Co. (DIS ). Not only has peace broken out since Robert A. Iger settled into Michael D. Eisner’s throne at the pseudo-Tuscan headquarters in Burbank, Calif., but the Mouse House also has been racking up enviable numbers. It’s posting record earnings, and the stock price has been defying gravity like Disneyland’s Big Thunder Mountain Railroad.

So the Oscar for Disney’s turnaround goes to. . . Bob Iger. No, wait, to Michael Eisner. No, both.

We’ll explain.

Ignore for the moment the splash Iger made last year when he repaired relations with Steve Jobs and took control of Pixar, the Apple Inc. (AAPL ) founder’s animation hit factory. Most of the good news at Disney since Iger’s ascension—the resurrection of ABC, the $2 billion Pirates of the Caribbean franchise, rising attendance at Disney’s U.S. theme parks—are the payoff of plans laid during the Eisner era. And though Iger was deeply involved in the revival at ABC, he is the first to give his predecessor credit: “It was because of Michael that I was able to hit the ground running,” he says.

On the other hand, those record profits deserve a second look. Yes, net income soared 33% in fiscal 2006, to $3.4 billion, while revenues climbed 7%, to $34.3 billion. But Disney had a one-of-a-kind year in 2006, with two box-office smashes in Cars and Pirates of the Caribbean: Dead Man’s Chest that by themselves gave Disney earnings a huge pop. That sets the bar high for Disney this year. While another Pirates film is due out this summer, along with Pixar’s Ratatouille, Thomson Financial (TOC ) projects net income growth in 2007 of 12%, vs. 24% for the media sector as a whole.

To buffer the company against the hit-and-miss vagaries of the movie business, Iger will need to complete an ongoing resuscitation of the Paris and Hong Kong theme parks, keep ABC’s momentum going, and encourage the Pixar team to make more than one film a year. He must also make Disney nimbler and capable of moving quickly to seize the digital day.

CRONKITE WANNABE

It’s on that final challenge that Iger has made the most progress. Behind the scenes he has upended Eisner’s centrally planned company, hacking away at the bureaucracy and unshackling a group of veteran executives to plot their own courses. Putting Disney movies and ABC shows on the iPod is not just ground-breaking. It’s a reflection of a faster-moving and more aggressive Disney. In an e-mail, Eisner, who declined to comment on his record as CEO, had this to say about his successor’s performance: “Bob Iger and the entire management team have done a great job in the last year. They are making the right moves at the right times.”

Iger, who turns 56 on Feb. 10, is a guy who says things like: “The story shouldn’t be about me. It’s about the team.” Sounds like the false modesty of a media-trained CEO, no? But Iger really does prefer to hover in the background, letting the limelight stream over his lieutenants. He rules by consensus, not fiat. And rather than heaving Eisner’s people overboard just because he could, Iger has kept the team largely intact.

Next to Eisner, Iger is bland, a scripted CEO who never shoots from the hip. Colleagues say they don’t know much about Iger’s personal life except that he’s a basketball nut. And while Iger isn’t without the vision thing, no one would call him a big strategic thinker. But by surrounding himself with smart people, including Jobs and the Pixar crew, and letting them get on with it, Iger has recreated a can-do culture at Disney.

Iger, in short, is the Un-Eisner. He represents the new buttoned-down Hollywood—the anti-mogul in an industry where egos blot out the sunshine. “Bob lets [the person] who can handle the job get it done,” says Jobs, who sits on the board and is Disney’s single largest shareholder. “It’s not [about grabbing] headlines. That’s rare in that town.”

Most Hollywood bigs either have mogul DNA (Rupert Murdoch) or lust for power and riches from Day One (Eisner). But Robert Iger wanted to be Walter Cronkite. Growing up on Long Island in Oceanside, N.Y., the son of a marketing executive father and librarian mother, Iger got the journalism bug early as sports editor of his high school newspaper. By 1972 a shaggy-haired Iger was hosting Ithaca College’s ICB-TV show Campus Probe, tackling such breaking news as the school’s new credit union. But the networks never came calling, and Iger accepted a job as a weatherman at a local TV station.

He might still be in Ithaca, N.Y., today had he not signed on as a schedule coordinator for ABC Sports in 1974. Soon after joining the network, Iger met the surrogate father who helped launch his career and instilled in him the management ethos he follows to this day. That man was Thomas S. Murphy, founder of ABC’s then-parent, CapCities. Murphy, now 80 and retired from the Disney board, was a legendary figure who gave young talent the freedom to experiment.

Iger calls it the Tom Murphy School of Management. “You put good people in jobs and give them room to run,” he says. “You involve yourself in a responsible way, but not to the point where you are usurping their authority. I don’t have the time or concentration—and you could argue maybe even the talent—to do that.”

Disney acquired CapCities in 1996, and Iger, by then Murphy’s heir apparent, found himself working for an entirely different species of boss. Eisner was everything Murphy wasn’t: micromanaging, imperious, bullying.

Eisner rarely demonstrated much admiration for Iger, but he valued his diplomatic skills. In 2000, Iger became Disney’s president, and it wasn’t long before Eisner was dispatching him on thorny missions requiring the common touch Eisner seemed incapable of. When ABC tried and failed to steal David Letterman from CBS to fill Ted Koppel’s late-night slot, Iger was the one who sweet-talked Koppel into sticking around. When dissident board members Roy E. Disney and Stanley P. Gold staged an anti-Eisner rally at Disney’s 2005 annual meeting, Eisner sent Iger to talk to the press.

And when Miramax Film founder Harvey Weinstein was battling Eisner over the terms of his divorce from Disney, Iger stepped in to “get the talks over some rough spots,” recalls William Morris Agency CEO Jim Wiatt, who helped broker the deal. “Bob kept the two sides talking when I thought they’d had just about enough of each other.”

To this day, Iger won’t speak ill of Eisner. “I think fondly of Michael. I learned a lot from him,” he says. “In a way, he founded the modern Walt Disney.”

What Iger tactfully leaves unsaid is that during the final years of Eisner’s otherwise brilliant two-decade run, Disney lost its animating spirit. To say the culture was poisonous doesn’t begin to capture the company’s dysfunction. Eisner left behind a place where division chiefs were afraid to make decisions—the last thing the company needed when such rivals as News Corp. and Viacom Inc. were boldly staking out territory on the Web.

Iger recognized that the problem wasn’t the people running the show. It was the work environment—and he set about changing it. One of the first things Iger did was make the Monday morning meetings less autocratic. Where Eisner held court, Iger encourages a conversation. Even his office is more inviting. Out went the drabness of the Eisner years. In came airiness, family photos, and a cigar store Indian Iger found in the basement of the ABC building in New York. He hangs his suit jacket on it.

To encourage his executives to drop by, Iger also installed a door to a more heavily trafficked hallway. He moved studio chief Richard Cook up from the second floor to the sixth, where Iger has his office. And he made a point of visiting the troops—for example spending half a day at Buena Vista Games Inc. talking to game developers in town for a brainstorming session. “These are guys who’ll go back to England or wherever with a sense that their ideas are getting heard,” says game unit chief Graham Hopper. “That’s tremendously empowering to a creative person.”

Iger has also reached out to former Disney people who can help him chart a new strategic direction. One regular dinner companion is former studio chief Jeffrey Katzenberg. Disney recently agreed to air a Shrek Christmas special produced by Katzenberg’s DreamWorks Animation. Iger has also made peace with Stanley Gold and Roy Disney, inviting the latter back onto the board in an emeritus role and as a consultant. “He’s got the company working like a team again,” says Gold, once an Iger critic. “It’s very impressive.”

‘WHERE’S MY WOW?’

If Eisner struggled to rise above the petty and personal, Iger sees the big picture. Almost immediately he shunted aside the top strategic planner, Peter Murphy, who had come to be regarded as Eisner’s top cop. Then Iger turned around and paid Murphy nearly a million dollars to stick around for another year. Why? Because Murphy was Disney’s key negotiator in a three-year battle to get cable giant Comcast Corp. (CMCSA ) to pay higher fees to carry Disney’s ESPN sports channel.

Eisner never got over Comcast’s hostile takeover bid in 2004, and the talks often bogged down. Iger figured Murphy was best positioned to get the job done. “You could see the difference in [Murphy’s] body language,” says Comcast President Stephen B. Burke. “He was free to make a deal without worrying about getting grief from Michael.” In the end, Comcast agreed to pay an estimated $70 million more a year in fees, and Disney won a lucrative deal to provide movies and TV shows for Comcast’s video-on-demand service. Murphy, who declined to comment on his departure, has left the company.

Iger brings almost preternatural energy to the job. Every morning at 4:30 a personal trainer puts him through his paces at the Brentwood mansion (formerly owned by Michelle Pfeiffer and her TV writer husband, David E. Kelley) Iger shares with his wife, NEWSCASTER Willow Bay, and their two sons. By 6:45, Iger is at his desk, talking to New York.

It’s what Iger doesn’t do with his energy that is most telling. He doesn’t dump on people’s ideas. Eisner famously wrote: “Where’s my wow?” on subordinates’ proposals he didn’t like. And where Eisner got involved in every aspect of the creative process, from the color of the carpets at the theme park hotels to Tuesday morning script sessions, Iger lets his people take the lead.

DISCREET AND NIMBLE

ABC chief Anne Sweeney says Iger, having agreed with Jobs to put ABC shows on the iPod, turned over the details to her. She quickly understood that the intensely secretive Jobs wanted as few people as possible to know what was going on. Only five Disney people, including Iger, were involved in the negotiations; the deal was sealed in three days. Under Eisner a team of Disney lawyers and executives would nitpick over the details for weeks.

Studio chief Cook has newfound freedom. Iger almost never attends script meetings. And during the Pixar negotiations, Iger allowed Cook to represent Disney. The CEO came in only at the end to close the deal, meeting with Jobs and having dinner with Pixar creative guru John Lasseter at his Sonoma Valley home. Eisner’s departure also allowed Cook to go ahead with an Iger plan to cut in half the number of live-action movies the studio makes each year and do mostly family-friendly fare that meshes better with the theme parks and the Disney Channel.

Nowhere has Iger given up more control than at Disney’s animation unit. That’s amazing given that the Mouse House was built on animation. In a good year it provides as much as one-third of the studio’s profits. But with Disney animators turning out a steady stream of clunkers, Iger has given Jobs’s Pixar team carte blanche. With Lasseter installed as Disney’s new chief creative officer, the newcomers laid off 160 people and reassigned executives. Last year, Lasseter and former Pixar President Ed Catmull, who is now president of Disney Animation, delayed the Christmas release of Disney’s Meet the Robinsons movie to rework it. Now it will be released in March.

Jobs says Pixar’s management control of the Disney animation unit was key to selling Iger his company. “I wasn’t sure I could get Ed and John to come to Disney unless they had that control,” says Jobs. “Bob said: ‘Dynamite it if you have to.’ Thankfully, we saw plenty we liked.”

Iger’s hands-off M.O. has its limits. The Pixar people decided, for example, not to release a Tinker Bell animated DVD later this year because they wanted time to make it better, even though the release had been timed to coincide with a new Disney promotion of toys based on fairy characters. And the quality-first attitude of the Pixarites, which could generate bigger box office, might also mean fewer animated movies each year. They’re not big on sequels, either. That means less opportunity for tie-ins with merchandise, the theme parks, and Broadway plays.

Then there’s the ESPN-branded phone. Round-the-clock delivery of sports trivia and game scores was supposed to be manna to sports nuts. The phone flopped, forcing Disney to take a $30 million writedown. Iger waxes philosophical. “I don’t criticize them for taking risks,” he says. He figures ESPN has learned from the experience and now has more insight than its rivals into how best to put content on cell phones.

During the Eisner years, Disney’s digital strategy faltered. Iger seems determined to make up for lost time—even if it means more ESPN-style flops. A technophile, Iger travels with two iPods and is constantly road-testing the latest gizmo. His decision to acquire Pixar and let Apple put ABC shows and Disney movies on the iPod galvanized the company and sent a message to its managers: The new boss was willing to take risks to drag Disney into the digital age. “I said: ‘Wow. Now I get it,’” recalls Disney Internet Group chief Steve Wadsworth. “The company is ready to roll.”

ABC chief Sweeney recalls Iger dropping by her office not long after he took over to talk about the network’s future. She suggested coming up with an ABC site where viewers could get TV shows whenever they want. “We had a really interesting discussion of how you’d construct your own [online] network,” says Sweeney. “Bob’s parting words were: ‘Go fast.’” A month later he announced the initiative at Disney’s annual meeting.

If one thing separates Iger from other media moguls like Rupert Murdoch and Sumner M. Redstone, it’s his belief that he doesn’t need to go out and acquire a MySpace.com (NWS ) or YouTube Inc. (GOOG ). While he hasn’t ruled out buying an online property, Iger says he has the right content and world-class brands—Disney, ESPN, ABC—to lure eyeballs.

The rollout in coming weeks of a reimagined Disney.com is central to Iger’s plan to boost the company’s online fortunes. The reconfigured site, which draws 21 million unique visitors each month, now features social networking and streamed TV shows aimed at young kids—another way to capitalize on that family vibe. The hope is that the site will get visitors to stay longer, allowing Disney to surpass the $700 million in digital revenues it projects for this year.

Ultimately, Iger wants to go directly to consumers on the Web, supplementing the company’s existing deals with cable and satellite providers. “Why not be there ourselves?” he says. It’s a question Iger will continue to wrestle with as he remakes Disney.

By Ronald Grover

Forward-Looking Statements:

Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the operations of the businesses of The Walt Disney Company (“Disney”) and Marvel Entertainment, Inc. (“Marvel”) separately and as a combined entity; the timing and consummation of the proposed merger transaction; the expected benefits of the integration of the two companies; the combined company’s plans, objectives, expectations and intentions and other statements that are not historical fact. These statements are made on the basis of the current beliefs, expectations and assumptions of the management of Disney and Marvel regarding future events and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements, which speak only as of the date they are made. Neither Disney nor Marvel undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Actual results may differ materially from those expressed or implied. Such differences may result from a variety of factors, including but not limited to:

•	legal or regulatory proceedings or other matters that affect the timing or ability to complete the transactions as contemplated;
•

the possibility that the expected synergies from the proposed merger will not be realized, or will not be realized within the anticipated time period; the risk that the businesses will not be integrated successfully;

•	the possibility of disruption from the merger making it more difficult to maintain business and operational relationships;
•	the possibility that the merger does not close, including but not limited to, due to the failure to satisfy the closing conditions;
•	any actions taken by either of the companies, including but not limited to, restructuring or strategic initiatives (including capital investments or asset acquisitions or dispositions);
•

developments beyond the companies’ control, including but not limited to: changes in domestic or global economic conditions, competitive conditions and consumer preferences; adverse weather conditions or natural disasters; health concerns; international, political or military developments; and technological developments.

Additional factors that may cause results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Disney for the year ended September 27, 2008, which was filed with the Securities and Exchange Commission (“SEC”) on November 20, 2008, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Marvel for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Marvel and Disney.

Important Merger Information and Additional Information:

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed transaction, Disney and Marvel will file relevant materials with the SEC. Disney will file a Registration Statement on Form S-4 that includes a proxy statement of Marvel and which also constitutes a prospectus of Disney. Marvel will mail the proxy statement/prospectus to its stockholders. Investors are urged to read the proxy statement/prospectus regarding the proposed transaction when it becomes available, because it will contain important information. The proxy statement/prospectus and other documents that will be filed by Disney and Marvel with the SEC will be available free of charge at the SEC’s website, www.sec.gov, or by directing a request when such a filing is made to The Walt Disney Company, 500 South Buena Vista Street, Burbank, CA 91521-9722, Attention: Shareholder Services or by directing a request when such a filing is made to Marvel Entertainment, Inc., 417 Fifth Avenue New York, NY 10016, Attention: Corporate Secretary.

Disney, Marvel, their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Marvel is set forth in its definitive proxy statement, which was filed with the SEC on March 24, 2009, and in Item 5.02 of the Form 8-K filed by Marvel on September 4, 2009. Information about the directors and executive officers of Disney is set forth in its definitive proxy statement, which was filed with the SEC on January 16, 2009. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus Disney and Marvel will file with the SEC when it becomes available.